

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2026

Andrew Oxtoby
President and Chief Executive Officer
Kalaris Therapeutics, Inc.
400 Connell Drive, Suite 5500
Berkeley Heights, New Jersey 07922

Re: Kalaris Therapeutics, Inc.
Registration Statement on Form S-3
Filed April 3, 2026
File No. 333-294883

Dear Andrew Oxtoby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott N. Lunin